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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)

                               Electrosource, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    286150206
                  ---------------------------------------------
                                 (CUSIP Number)


         James M. Rosel, Electrosource, Inc., 2809 Interstate 35 South,
         --------------------------------------------------------------
                    San Marcos, Texas 78666, (512) 753-6548
                   -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 2, 1998
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box._____

1        Names of Reporting Persons.

         KAMKORP LIMITED

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -------------
         (b)     x
            -------------

3.       SEC Use Only ______________________________________

4.       Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________

6.       Citizenship or Place of Organization  ENGLAND

7.       Sole Voting Power  9,000,000

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  9,000,000


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10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  9,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares See Instructions) _______

13.      Percent of Class Represented by Amount in Row (11)  66.5%

14.      Type of Reporting Person (See Instructions)  CO


1.       Names of Reporting Persons.

         KAMAL SIDDIQI

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (c)
            ---------
         (d)    x
            ---------

3.       SEC Use Only ______________________________________

4.       Source of Funds (See Instructions)   WC (OF KAMKORP LIMITED)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________

6.       Citizenship or Place of Organization  INDIAN

7.       Sole Voting Power  NONE

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  NONE

10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  0

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    X
                             -----

13.       Percent of Class Represented by Amount in Row (11)  0

14.       Type of Reporting Person (See Instructions)  IN





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ITEM 1.           SECURITY AND ISSUER

                  Common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc. ("Electrosource"), 2809 Interstate 35 South, San Marcos, Texas 78666-5930.

ITEM 2.           IDENTITY AND BACKGROUND

                  Kamkorp Limited ("Kamkorp") is a private limited company registered in England with its principal offices located at Mytchett Place, Mytchett, Surrey GU16 6DQ, England. Kamkorp is a holding company.

         (d)      No.

         (e)      No.

                  The following are the officers and directors of Kamkorp. Kamal Siddiqi, in addition to his office described below, is the majority shareholder in Kamkorp. The three individuals listed below are all of the shareholders in Kamkorp.

Kamal Siddiqi

         (a)      Kamal Siddiqi.

         (b)      Ladygarth, Monk's Walk, Ascot, Berkshire SL5 9AZ, England.

         (c) Chairman of the Board, Kamkorp. For information on Kamkorp, see information above in this item.

         (d)      No.

         (e)      No.

         (f)      Indian.

Clifford Graham Winckless

         (a)      Clifford Graham Winckless

         (b) Prospect Hill Farm, Frensham Lane, Headley, Hampshire GU35 8SZ, England.

         (c) Managing Director and member of the board of directors, Kamkorp. For information on Kamkorp, see information above in this item.

         (d)      No.

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         (e)      No.

         (f)      British.

Roger Geoffrey Musson

         (a)      Roger Geoffrey Musson

         (b) Woodside Cottage, Park Close, Ashley Park, Walton-on-Thames, Surrey KT12 1EW, England.

         (c) Finance Director and member of the board of directors, Kamkorp. For information on Kamkorp, see information above in this item.

         (d)      No.

         (e)      No.

         (f)      British.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Kamkorp is acquiring 1,200,000 shares of Common Stock of Electrosource for $1,200,000. The source of funds is working capital of Kamkorp.

ITEM 4.           PURPOSE OF TRANSACTION

         Kamkorp has entered into an agreement as of June 2, 1998 (the "Stock Purchase Agreement") to acquire 1,200,000 shares of Common Stock of Electrosource from the issuer. The purpose of the transaction is to initiate a series of transactions that, if consummated, will result in the acquisition of control of Electrosource.

         (a) In addition to the acquisition of 1,200,000 shares of Common Stock on June 2, 1998, Kamkorp intends to acquire an additional 1,500,000 shares of Common Stock of Electrosource from the issuer on or before June 15, 1998 for $1,500,000. This acquisition, if consummated, will take place under the terms of the Stock Purchase Agreement. Kamkorp has the right, under the Stock Purchase Agreement, to purchase up to 4,800,000 additional shares of Common Stock of Electrosource from the issuer (including the 1,500,000 shares of Common Stock referred to in the prior sentence) before September, 1999. In addition, Kamkorp has the right, pursuant to an option issued under the Stock Purchase Agreement, to purchase an additional 3,000,000 shares of Common Stock of Electrosource from the issuer at a price of $1.00 per share, valid for five years from the date of the Stock Purchase Agreement (the "Option"). Should Kamkorp and Electrosource execute a services agreement for the provision of certain services, assets and/or intellectual property by Kamkorp to Electrosource, Electrosource


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may pay for such services, assets and/or intellectual property in the form of
Common Stock, which payment will proportionately reduce the number of shares eligible for purchase by Kamkorp pursuant to the Option.

         (b)      None.

         (c)      None.

         (d) Pursuant to the Stock Purchase Agreement, Kamkorp is entitled to acquire a number of seats on the board of directors of Electrosource (the "Board") equal to at least one-third of the members of the Board until Kamkorp has either acquired a majority of the issued and outstanding Common Stock of Electrosource or has acquired a majority of the seats on the Board. Messrs. Siddiqi, Winckless and Musson were appointed to the Board on June 2, 1998.

         (e) The purchase of 1,200,000 shares and the intended purchase of 1,500,000 additional shares of Common Stock of Electrosource from the issuer for $1,200,000 and $1,500,000, respectively, by Kamkorp will have a material affect on the capitalization of Electrosource. The initial investment of $1,200,000 will provide Electrosource with working capital to pay current obligations and to continue operations. The investment of $1,500,000 is intended to permit Electrosource to redeem certain convertible promissory notes of Electrosource held by Corning Incorporated. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

         (f) Kamkorp intends, ultimately, to acquire control of Electrosource through an acquisition of a number of shares of Common Stock from the issuer sufficient to hold a majority of the issued and outstanding Common Stock of Electrosource. Kamkorp may abandon this plan if certain events or contingencies occur or fail to occur.

         (g) Electrosource has agreed, pursuant to the Stock Purchase Agreement, to forebear from taking certain actions without the consent of Kamkorp until such time as Kamkorp holds a majority of the issued and outstanding shares of Common Stock of Electrosource and Kamkorp holds a majority of the seats on the Board. Such forebearances include, among other things, the ability of Electrosource to (i) issue capital stock of any security convertible into or providing the right to acquire Common Stock (other than the issuance of Common Stock for convertible securities, options or warrants already outstanding); (ii) incur debt, pledge assets or guaranty debts; (iii) merge, consolidate, enter into a partnership or joint investment or engage in an investment of any of Electrosource's liquid assets with a third party or dispose of any such interest or investment; (iv) adopt, amend, restate or revoke Electrosource's Certificate of Incorporation or Bylaws; or (v) increase the number of members on the Board.

         (h)      None.

         (i)      None.
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         (j)      None.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Kamkorp beneficially owns 9,000,000 shares of Common Stock of Electrosource, of which 7,800,000 shares of Common Stock are shares for which Kamkorp possesses a right to acquire, pursuant to the terms of the Stock Purchase Agreement and the Option. Kamkorp's beneficial ownership represents 66.5% of the issued and outstanding shares of common stock of Electrosource. Excluding shares of Common Stock for which Kamkorp has the right to acquire, Kamkorp's beneficial ownership represents 20.9% of the issued and outstanding shares of common stock of Electrosource.

                  Kamal Siddiqi, as the holder of an 85% interest in Kamkorp, could be deemed to be the beneficial owner of shares of Common Stock of Electrosource held by Kamkorp. Notwithstanding the foregoing, the filing of this statement on behalf of Kamal Siddiqi shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this report. Clifford Winckless and Roger Musson hold 10% and 5% interests, respectively, in Kamkorp and disclaim ownership of any shares of Common Stock of Electrosource held by Kamkorp.

         (b) Kamkorp possesses sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000,000 shares of Common Stock of Electrosource, of which 7,800,000 shares of Common Stock are shares for which Kamkorp possesses a right to acquire, pursuant to the terms of the Stock Purchase Agreement and the Option.

         (c) Prior to the acquisition of the 1,200,000 shares of Common Stock and the acquisition of the right to acquire an additional 7,800,000 shares of Common Stock of Electrosource, none of Kamkorp, Kamal Siddiqi, Clifford Winckless and Roger Musson effected any transaction in the Common Stock of Electrosource.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Electrosource has agreed, pursuant to the Stock Purchase Agreement, to recommend in any proxy materials sent to shareholders of Electrosource the election of any nominee of Kamkorp for a seat on the Board for which a shareholder vote is required. Electrosource has agreed, pursuant to a registration rights agreement between Electrosource and Kamkorp as of June 2, 1998 (the "Registration Rights Agreement"), to register certain shares of Common Stock held by Kamkorp. Pursuant to the Registration Rights Agreement, Kamkorp may (1) require no more than two times per year that


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Electrosource effect the registration of shares of Common Stock held by Kamkorp in an amount up to 5% of the total issued and outstanding shares of Common Stock and (2) require Electrosource to effect the registration of shares of Common Stock held by Kamkorp should Electrosource propose the registration and offering of additional shares of its Common Stock. Pursuant to their election to the Board, Messrs. Siddiqi, Winckless and Musson are each to receive an option to acquire 15,000 shares of Common Stock exercisable at a price of $1.00 per share. For additional information in response to this item, see Item 4.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT NUMBER                          DESCRIPTION                                PAGE
      --------------                          -----------                                ----

            7.1              Stock Purchase Agreement between               Incorporated by reference from
                             Electrosource, Inc. and Kamkorp Limited        Electrosource, Inc.'s current
                             dated as of June 2, 1998                       report on Form 8-K filed as of
                                                                            June 11, 1998.


            7.2              Registration Rights Agreement between          Incorporated by reference from
                             Electrosource, Inc. and Kamkorp Limited        Electrosource, Inc.'s current
                             dated as of June 2, 1998                       report on Form 8-K filed as of
                                                                            June 11, 1998.

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.

    /s/
---------------------------
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date:  June 9, 1998

    /s/
---------------------------
By:  Kamal Siddiqi
Date:  June 9, 1998


    /s/
---------------------------
By: Clifford Winckless
Date:  June 9, 1998


    /s/
---------------------------
By:  Roger Musson
Date:  June 9, 1998